02045034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

BUNZL PLC

(Exact name of Registrant as specified in its charter)

ENGLAND

(Jurisdiction of incorporation or organization)

110 Park Street, London W1Y 3RB

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

FORM 20-F X FORM 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES___ NO X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):)

NOT APPLICABLE

CRGH

INDEX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUNZL PLC

Date: June 27, 2002

By: [signature]
Name: Tony Habgood
Title:

Item 1

BUNZL

News Release

FOR IMMEDIATE RELEASE 26 June 2002

BUNZL SELLS PAPER DISTRIBUTION AND GIVES TRADING UPDATE AHEAD OF ANALYST MEETINGS

Bunzl plc, the international Group supplying business to business consumables, today announces that it has entered into an unconditional agreement to sell its Paper Distribution business in the UK and Ireland to PaperlinX Limited of Australia. The aggregate consideration of approximately £138.8 million comprises approximately £64.1 million which will be payable in cash on completion, £56.7 million of borrowings which will either be repaid or assumed by PaperlinX and £18 million of unconditional deferred cash consideration payable as to £10 million and £8 million on the first and second anniversaries of completion respectively. Completion is expected to take place on 1 July 2002.

Combined net assets of the business being sold on a net debt free basis are estimated to be £100.8 million at completion. In addition goodwill associated with the business being sold will be £28.4 million. Sales and operating profit* for the year ended 31 December 2001 were £318.2 million and £15.5 million respectively.

The sale proceeds will be used to reduce net borrowings.

Anthony Habgood, Chairman of Bunzl plc, said:

"While Paper Distribution represented only 7% of Group operating profit in 2001, this disposal marks an important stage of Bunzl's evolution representing a final break with the paper industry with which Bunzl has been associated for over a hundred years. It is the last step of a process which has seen Bunzl reducing its commitment to paper and channelling resources into its higher return, higher growth businesses, particularly outsourcing.

Paper Distribution has been a good business for Bunzl and I am delighted that it is to become a core part of PaperlinX, whose strategy is to develop in paper distribution internationally."

Bunzl also announces that it will be speaking to analysts over the next two days prior to its close period for the half year to 30 June 2002. The Company will be indicating that:

- The disposal of Paper Distribution announced today will be mildly dilutive reducing the rate of growth of adjusted earnings per share for the current year.
- Outsourcing Services continues to progress satisfactorily with robust volume growth offsetting price deflation and recent acquisitions integrating well.
- Filtrona is growing strongly reflecting the demand for special filters in both Eastern Europe and Asia.
- While Plastics is still being impacted by the general economic slowdown especially in the US, performance continues to be stronger than in the second half of 2001.
- Despite today's announcement and the recent weakening of the US dollar, the overall outcome for the year is still expected to be within the range of market estimates.

While the economic outlook remains uncertain, the Group is well positioned to withstand recessionary pressures and continues to produce good results. The results for the six months to 30 June will be published on 27 August 2002.

* before goodwill amortisation

Enquiries:

Bunzl plc:
Anthony Habgood, Chairman
David Williams, Finance Director
Tel: 020 7495 4950

Finsbury:
Roland Rudd
Tel: 020 7251 3801